SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November, 2024

Commission File Number: 001-13354

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BANK OF MONTREAL

(Name of Registrant)

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100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1	(Head Office)
(Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statement of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-264388

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:	/s/ Laurence Kaplan
Name:	Laurence Kaplan
Title:	Authorized Signing Officer

Date: November 20, 2024

[Signature Page to Form 6-K]

EXHIBIT INDEX
Exhibit	Description of Exhibit

5.6	Opinion of Davis Polk & Wardwell LLP.

23.12	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.6 hereto).

23.13	Consent of Davis Polk & Wardwell LLP, as special U.S. tax counsel for the Bank.